Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, CA 91741

January 14, 2020

VIA EDGAR TRANSMISSION

Christopher Bellacicco
Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street N.E.
Washington D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Trillium P21 Global Equity Fund (S000004945)
Trillium Small/Mid Cap Fund (S000050271)
(each a “Fund,” together the “Funds”)

Dear Mr. Bellacicco:

This correspondence is being filed in response to your January 3, 2019 comments provided to Elaine Richards and Carl Gee of U.S. Bank Global Fund Services, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 774 to its registration statement. PEA No. 774 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on November 22, 2019, and is designated to become effective on January 21, 2020. The purpose of PEA No. 774 was to add reference to “ESG” in the names of the Funds, revise the investment objective of the Trillium P21 Global Equity Fund (the “Global Equity Fund”) and revise the 80% names’ rule investment policies of the Funds. The Trust will be filing another post-effective amendment under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) update financial and performance information; (3) make certain non-material changes as appropriate, and (4) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

* * * * * *

The Trust’s responses to your comments are as follows:

PROSPECTUS

1.
Comment: Page 1 - Fees and Expenses of the Fund - Example: Please ensure that the expense example figures for the Global Equity Fund have been correctly calculated to reflect the updated Fees and Expenses table.

Response: The Trust responds by making the applicable revisions, which reflect the restated management fee reduction of the Fund’s investment advisory fee from 0.90% to 0.85%.

2.
Comment: Page 2 - Principal Investment Strategies: The Principal Investment Strategies for the Global Equity Fund states that the Fund places “emphasis on Environmental Factors,” suggesting that “Environmental Factors” have been defined somewhere. Please either remove the reference to

“Environmental Factors” or, if applicable, add disclosure defining what the Adviser considers are Environmental Factors.

Response: The Trust responds by noting that the term “environmental factors” was not intended to be a defined term and therefore has revised the paragraph as follows:

The Global Equity Fund invests primarily in common stocks of companies that Trillium Asset Management, LLC (the “Adviser”) believes are leaders in managing Environmental, Social, and Governance ("ESG") risks and opportunities ~~with an emphasis on Environmental Factors~~, have above average growth potential, and are reasonably valued. Under normal market conditions, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in equity securities that meet the Adviser's ESG criteria, although the Adviser intends to normally be fully invested in such securities.

When selecting securities for the Fund, the Adviser conducts detailed financial analysis that includes a review of ESG issues and how they may impact a stock’s valuation or performance and selects securities that meet the Adviser’s financial and ESG criteria. ESG factors can reflect a variety of key sustainability issues that can influence company risks and opportunities and span a range of metrics including climate change policies, supply chain and human rights policies. Companies that meet the Adviser’s ESG criteria typically have transparent sustainability data and policy reporting. ESG criteria may be somewhat different industry by industry. For example, factory-level environmental assessments are relevant to the Industrial Sector while not applicable to the Financial Services sector. In its selection process, of the three ESG components, the Adviser emphasizes “Environmental” factors, such as ecological limits, environmental stewardship and environmental strategies, more than Social and Governance factors.

3.
Comment: Page 2 - Principal Investment Strategies: The Staff requests additional disclosure with respect to the Fund’s evaluation of Environmental, Social and Governance (“ESG”) criteria and how the Adviser determines which securities to buy for the Fund.

Response: The Trust has made the change as requested as shown in response to Comment 2 above.

4.	Comment: Page 2 - Principal Investment Strategies: Please add disclosure on how the Adviser determines which countries constitute emerging markets countries.

Response: The Trust responds by adding the following disclosure as suggested:

The Adviser utilizes information obtained from multiple third party economic and financial information providers in its process to categorize emerging markets countries. Emerging markets are markets of countries in the initial stages of industrialization and generally have low per capita income. Certain emerging markets are sometimes referred to as “frontier markets.” Frontier markets are the least advanced capital markets in the developing world. Frontier markets are countries with investable stock markets that are less established than those in the emerging markets.

5.
Comment: Page 2 - Principal Investment Strategies: Please remove the disclosure within the third paragraph that starts, “We believe in active ownership…”, as it does not relate to the principal strategy. The disclosure may be retained within the Item 9 section.

Response: The Trust responds by making the requested revision.

6.
Comment: Pages 3-4 - Principal Investment Risks: Please re-order the principal risks of the Fund in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Trust will list what it considers to be the most significant risks for each Fund first, followed by the remaining risks, which are all considered to be principal risks, in alphabetical order. After the most significant risks, the following disclosure will be added in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of each risk disclosure regardless of its sequence:

“The remaining principal risks are presented in alphabetical order. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”

7.	Comment: Pages 4-5 - Performance: Please include performance information for the calendar year ended December 31, 2019.

Response: The Trust responds by making the requested revision.

8.	Comment: Page 7 - SUMMARY SECTION - SMID Fund: Please incorporate any applicable comments provided to the Global Equity Fund to the SMID Fund.

Response: The Trust responds by making the applicable revisions to the SMID Fund.

9.	Comment: Page 8 - Principal Investment Strategies: Please disclose if the Adviser utilizes any third party information or screens, such as well-known ESG indexes.

Response: The Trust responds by adding the following disclosure as requested:

The Adviser utilizes information obtained from multiple third-party providers for both financial and ESG data, in addition to internally generated analysis, throughout its proprietary investment process. Third-party information providers currently include Bloomberg L.P., MSCI Inc. and FactSet Research Systems Inc.

10.
Comment: Page 8 - Principal Investment Strategies: In the second paragraph, please disclose any Adviser considerations regarding the types of business in which a company may be engaged and disclose any Adviser considerations of such company’s internal practices.

Response: As suggested, the Trust has added the following disclosure to the Prospectus:

When selecting securities for the Fund, the Adviser conducts detailed financial analysis that includes a review of ESG issues and how they may impact stock valuation or performance. ESG criteria reflect a variety of key sustainability issues that can influence company risks and opportunities and span a range of metrics including board diversity, climate change policies, and supply chain and human rights policies. Companies that meet our ESG criteria or sustainability requirements typically have transparent sustainability data and policy reporting. ESG criteria may be somewhat different industry by industry. For example, assessment of chemical inputs used in the production of consumer products could be considered relevant environmental criteria for analysis of the Consumer Staples sector, while the same consideration is not applicable when analyzing environmental standards within the Financials Sector.

11.
Comment: Page 12 - ADDITIONAL INFORMATION REGARDING THE FUNDS’ INVESTMENT OBJECTIVES, STRATEGIES AND RISKS - Investment Objective: As required by Item 9(a) of Form N-1A, please disclose each Fund’s investment objective.

Response: The Trust responds by adding the requested disclosure.

12.	Comment: Please discuss the Funds in a consistent order throughout the prospectus.

Response: The Trust responds by making the requested revision.

13.
Comment: Page 12 - ADDITIONAL INFORMATION REGARDING THE FUNDS’ INVESTMENT OBJECTIVES, STRATEGIES AND RISKS - Investment Strategies: Please add disclosure to each Fund’s “Principle Investment Strategies” disclosure to indicate each Fund’s 80% investment policy.

Response: The Trust responds by adding the requested disclosure.

14.
Comment: Page 12 - ADDITIONAL INFORMATION REGARDING THE FUNDS’ INVESTMENT OBJECTIVES, STRATEGIES AND RISKS - Investment Strategies: As required by Item 9(b) of Form N-1A, please disclose investments in Foreign Issuers, which was discussed in the Funds’ Item 4 disclosure.

Response: The Trust responds by adding the requested disclosure.

15.	Comment: Page 26 - SHAREHOLDER INFORMATION - How to Sell Shares: Please revise this sub-heading by bolding the text.

Response: The Trust responds by making the requested revision.

16.
Comment: Page 32 - TOOLS TO COMBAT FREQUENT TRANSACTIONS: Please disclose whether there is a specific amount of time (i.e., number of days) between buy and sell trades that would constitute a round trip that would result in Funds restricting further purchases.

Response: The Trust responds by stating that the Funds generally consider a shareholder to be a frequent trader if they conduct four round trips within a 12-month period. The Trust has revised the second sentence of the second paragraph as follows:

The Funds may decide to restrict purchase and sale activity in their shares based on various factors, including whether frequent purchase and sale activity will disrupt portfolio management strategies and adversely affect the Fund’s performance or whether the shareholder has conducted four round trip transactions within a 12-month period.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

17.	Comment: Page 14 - Temporary or Cash Investments: As required by Item 16(d) of Form N‑1A, please disclose any temporary defensive measures the Funds may take.

Response: As suggested, the Trust has added the following disclosure to the SAI:

Temporary or Cash Investments. The Funds may take temporary defensive measures that are inconsistent with a Fund’s normal investment policies and strategies in response to adverse market, economic, political, or other conditions as determined by the Adviser. Such measures could include, but are not limited to, investments in (1) cash and cash equivalents, (2) short-term debt securities and (3) money market instruments. In the event a Fund uses a money market fund for its cash position, there will be some duplication of expenses because a Fund would bear its pro rata portion of such money market fund’s advisory fees and operational expenses.

18.	Comment: Page 23 - Trustee Ownership of Fund Shares and Other Interests: Please update the Trustee Ownership table with information as of December 31, 2019.

Response: The Trust responds by making the requested revision.

PART C

19.
Comment: Consent of Independent Registered Public Accounting Firm: Please confirm the Consent of the Independent Registered Public Accounting Firm will be included with the Rule 485(b) registration statement.

Response: The Trust confirms that the Consent of the Independent Registered Public Accounting Firm will be included with the Rule 485(b) registration statement.

* * * * * *
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.
Sincerely,
/s/ Elaine E. Richards_____________________

Elaine E. Richards,
President and Secretary of the Trust

cc:    Domenick Pugliese, Sullivan & Worcester LLP